# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AsiaStrategy, CIK 0002033515
CUSIP: G8946B108
Title of class of securities: Ordinary Shares, par value $0.0005 per share
Address of issuer's principal executive offices: 33/F Sunshine Plaza,, 353 Lockhart Road,, Wan Chai, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069864

## Reporting persons
- Kwan Ngai: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: AsiaStrategy
Address of issuer's principal executive offices: 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong

## Item 2. Person Filing
Name of person filing: Kwan Ngai ("Reporting Person")
Address of principal business office or, if none, residence: The address of the Reporting Person is 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong.
Citizenship: Kwan Ngai is a Chinese national, citizen of China, Hong Kong SAR.

## Item 4. Ownership
Amount beneficially owned: Kwan Ngai: 0 Ordinary Shares. Kwan Ngai entered into agreements to sell the majority and controlling interest in Pride River Limited, which holds 14,450,000 Ordinary Shares of AsiaStrategy.
Percent of class: Kwan Ngai: 0%. The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 24,864,000 ordinary shares of the Issuer issued and outstanding as of July 1, 2025, as reported in the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission on August 6, 2025.
Sole power to vote or to direct the vote: Kwan Ngai: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Kwan Ngai: 0
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kwan Ngai: /s/ Kwan Ngai, Kwan Ngai (11/14/2025)